

SECU ...)MMISSION

05042158

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC File Number
8-52989

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning **January 1, 2004** and ending **December 31, 2004**

A. REGISTRANT INFORMATION

NAME OF BROKER-DEALER:
Jump Trading, LLC

Official Use Only
Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
650 West Lake Street
(No. and Street)

Chicago	Illinois	60661
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Carey Harrold	(312) 930-9603
	(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Virchow, Krause & Company, LLP
(Name – *if individual, state last, first, middle name*)

225 N. Michigan Avenue, Suite 1100
(No. and Street)

Chicago	Illinois	60601
(City)	(State)	(Zip Code)


PROCESSED
APR 1 3 2005
THOMSON
FINANCIAL
SEC MAIL
RECEIVED
PROCESSING
MAR 0 1 2005
WASH. D.C.
179
SECTION

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant, not resident in United States ort any of its possessions

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Carey Harrold, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Jump Trading, LLC as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.

Carey Harrold
Signature

CFO
Title

Renee Whittingham
Notary Public



Official Seal
Renee Whittingham
Notary Public State of Illinois
My Commission Expires 05/05/07

This Report** contains (check all applicable boxes):

- [X] (a) Facing Page
- [X] (b) Statement of Financial Condition
- [X] (c) Statement of Income (Loss)
- [X] (d) Statement of Changes in Financial Condition
- [X] (e) Statement of Changes in Stockholders' Equity or Partners or Sole Proprietor's Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3
- [ ] (j) A reconciliation, including appropriate explanation, of the Computation of Net capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [X] (l) An Oath or Affirmation
- [ ] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
- [X] (o) Independent Auditors' Report on Internal Control

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)3.*

JUMP TRADING, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2004

ASSETS

ASSETS	
Cash and cash equivalents	$ 1,636,234
Receivable from broker-dealers and clearing organizations	98,698,300
Securities owned	37,866,649
Spot commodities owned, at market value	437,720
Memberships in exchanges, at cost, market value $4,906,000	2,350,500
Furniture, equipment, and leasehold improvements at cost, less accumulated depreciation and amortization of $1,070,169	616,991
Deposits with clearing organization	10,000
Deposits	15,800
TOTAL ASSETS	$ 141,632,194

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	
Securities sold, not yet purchased, at market value	$ 103,745,202
Accrued state replacement taxes	251,000
Accounts payable and accrued expenses	4,366,492
Total Liabilities	108,362,694
MEMBERS' EQUITY	33,269,500
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 141,632,194

See notes to financial statements.